Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-170097

MFA Financial, Inc.

Pricing Term Sheet

Date: April 3, 2012

Issuer:	MFA Financial, Inc.

Security Description:	8.00% Senior Notes due 2042 (the “Notes”)

Principal Amount:	$100,000,000

Overallotment Option:	$15,000,000

Trade Date:	April 3, 2012

Settlement Date:	T+5; April 11, 2012

Maturity Date:	April 15, 2042

Interest Payment Dates:	January 15, April 15, July 15 and October 15 of each year, beginning July 15, 2012

Coupon (Interest Rate):	The Notes will bear interest from April 11, 2012 at the rate of 8.00% per year, payable quarterly in arrears.

Public Offering Price:	$25 per Note

Optional Redemption:	The Issuer may redeem the Notes, in whole or in part, at any time on or after April 15, 2017 at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange and, if the application is approved, expects trading in the Notes to begin within 30 days after the Notes are first issued.

Use of Proceeds:	The net proceeds from the sale of the Notes are estimated to be approximately $96.5 million (or approximately $111.0 million if the underwriters exercise their overallotment option in full) after deducting the underwriters’ discount and estimated offering expenses. The Company intends to use the net proceeds to acquire additional residential mortgage-backed securities, consistent with its investment policy, and for working capital, which may include, among other things, the repayment of outstanding repurchase agreements.

CUSIP/ISIN:	55272X 300 / US55272X3008

Joint Book-Running Managers:	Morgan Stanley & Co. LLC
UBS Securities LLC
Wells Fargo Securities, LLC

Co-Managers:	RBC Capital Markets, LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Cantor Fitzgerald & Co.
JMP Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, UBS Securities LLC toll-free at 1-877-827-6444, ext. 561 3884 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.